Jardines

04 MAR -3 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

04010280

24th February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2003 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2003.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

encl.

dlw 3/4

S:\Win\PR-Announcement\PRelease\Group-final.doc\8

MANDARIN ORIENTAL INTERNATIONAL LIMITED

Preliminary Financial Statements

for the year ended 31st December 2003

MANDARIN ORIENTAL INTERNATIONAL LIMITED

HIGHLIGHTS

* SARS severely impacts Asian operations in first half
* Second half recovery boosted by insurance settlement
* Successful opening of Mandarin Oriental, New York

* Results

	2003	Restated 2002	Change
	US$m	US$m	%
Combined total revenue of hotels under management	**541.2**	547.5	-1
Profit before interest, tax, depreciation and amortization	**68.4**	78.3	-13
Profit before interest and tax	**28.6**	45.7	-37
Profit attributable to shareholders	**3.1**	15.7	-80
Funds from operations [1]	**12.2**	18.5	-34
	US¢	US¢	%
Earnings per share	**0.36**	1.84	(80)
Funds from operations per share [1]	**1.43**	2.17	(34)
	US$	US$	%
Net asset value per share	**0.70**	0.67	4
Net asset value per share with leasehold properties at valuation [2]	**1.14**	1.09	5

(1) Funds from operations ('FFO') figures for each year have been presented to provide additional information to investors to facilitate comparison with other hotel companies including those in Hong Kong, with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

(2) The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied properties to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	*1*	**218.1**	233.7
Cost of sales		**(147.5)**	(142.9)
Gross profit		**70.6**	90.8
Selling & distribution costs		**(16.2)**	(16.8)
Administration expenses		**(41.0)**	(36.3)
Other operating income	*2*	**16.0**	-
Operating profit	*2*	**29.4**	37.7
Net financing charges	*3*	**(23.8)**	(24.9)
Share of results of associates and joint ventures	*4*	**(0.8)**	8.0
Profit before tax		**4.8**	20.8
Tax	*5*	**(2.8)**	(5.3)
Profit after tax		**2.0**	15.5
Profit attributable to shareholders		**3.1**	15.7
Loss attributable to minority interests	*23*	**(1.1)**	(0.2)
		2.0	15.5
Earnings per share	*6*	**US¢**	US¢
-basic and diluted		**0.36**	1.84

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

as at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net assets			
Goodwill	7	**18.0**	22.0
Tangible assets	8	**687.1**	512.3
Leasehold land payments	9	**193.4**	187.6
Associates and joint ventures	10	**240.2**	271.2
Other investments	11	**18.2**	26.3
Pension assets	12	**13.3**	14.0
Deferred tax assets	13	**6.4**	4.1
Non-current assets		**1,176.6**	1,037.5
Stocks		**2.1**	2.4
Debtors and prepayments	14	**44.9**	36.8
Cash at bank	25e	**66.1**	65.9
Current assets		**113.1**	105.1
Creditors and accruals	15	**(63.2)**	(53.0)
Borrowings	16	**(7.3)**	(8.0)
Current tax liabilities		**(6.8)**	(6.5)
Current liabilities		**(77.3)**	(67.5)
Net current assets		**35.8**	37.6
Long-term borrowings	16	**(584.9)**	(483.0)
Deferred tax liabilities	13	**(9.4)**	(8.4)
Pension liabilities	12	**(1.2)**	(0.8)
Other non-current liabilities	26	**(4.1)**	(5.4)
		612.8	577.5
Total equity			
Share capital	19	**42.6**	42.6
Share premium	20	**88.7**	88.7
Revenue and other reserves	22	**468.4**	436.6
Shareholders' funds		**599.7**	567.9
Minority interests	23	**13.1**	9.6
		612.8	577.5

Percy Weatherall
Edouard Ettedgui
Directors
24th February 2004

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
- as previously reported		**616.6**	571.0
- effect of adopting IAS 16 (Revised) net of tax		**(39.1)**	(36.2)
- as restated		**577.5**	534.8
Attributable to minority interests		**(9.6)**	(4.5)
		567.9	530.3
Revaluation of properties			
- net revaluation surplus		**2.0**	-
Net exchange translation differences			
- amounts arising in year		**25.3**	23.2
Fair value gains on financial assets		**0.1**	0.5
Cash flow hedges			
- fair value gains/(losses)		**1.5**	(1.0)
Net gains recognized directly in equity		**28.9**	22.7
Profit after tax		**2.0**	15.5
Total recognized profit		**30.9**	38.2
Attributable to minority interests		**0.9**	(0.6)
		31.8	37.6
Dividends	*24*	**-**	-
At 31st December		**599.7**	567.9
Total equity		**612.8**	577.5
Attributable to minority interests		**(13.1)**	(9.6)
Shareholders' funds		**599.7**	567.9

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Operating activities			
Operating profit		**29.4**	37.7
Depreciation	*8*	**21.6**	17.7
Amortization of leasehold land payments	*9*	**0.4**	0.4
Amortization of goodwill	*7*	**1.3**	1.3
Non-cash items	*25a*	**1.0**	(5.0)
Decrease in working capital	*25b*	**1.6**	2.8
Provision for guarantee paid		**(4.6)**	-
Interest received		**0.7**	1.0
Interest and other financing charges paid		**(24.2)**	(24.5)
Tax paid		**(4.3)**	(3.1)
		22.9	28.3
Dividends from associates and joint ventures		**5.4**	5.2
Cash flows from operating activities		**28.3**	33.5
Investing activities			
Purchase of tangible assets		**(79.1)**	(62.5)
Tax increment financing	*17*	**3.6**	29.4
Purchase of a subsidiary	*25c*	**(22.6)**	-
Investments in and loans to associates and joint ventures	*25d*	**(3.7)**	(47.8)
Loan to other investments		**(1.4)**	-
Increase in other investments	*11*	**(0.8)**	(0.5)
Purchase of minority interests		**(0.3)**	(0.5)
Leasehold land premium payments	*9*	**-**	(0.3)
Proceeds on disposal of other investments		**12.7**	-
Repayment of loans to associates and joint ventures		**6.9**	4.0
Proceeds on disposal of tangible assets		**-**	2.1
Cash flows from investing activities		**(84.7)**	(76.1)
Financing activities			
Drawdown of borrowings		**78.5**	32.6
Repayment of borrowings		**(23.2)**	(8.7)
Dividends paid by the Company	*24*	**-**	-
Capital contribution from minority interests	*23*	**0.3**	5.0
Cash flows from financing activities		**55.6**	28.9
Effect of exchange rate changes		**1.0**	0.9
Net increase/(decrease) in cash and cash equivalents		**0.2**	(12.8)
Cash and cash equivalents at 1st January		**65.8**	78.6
Cash and cash equivalents at 31st December	*25e*	**66.0**	65.8

MANDARIN ORIENTAL INTERNATIONAL LIMITED
PRINCIPAL ACCOUNTING POLICIES

a Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards ('IAS') and interpretations adopted by the International Accounting Standard Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1 (Revised 2003)	Presentation of Financial Statements
IAS 2 (Revised 2003)	Inventories
IAS 8 (Revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (Revised 2003)	Events After the Balance Sheet Date
IAS 16 (Revised 2003)	Property, Plant and Equipment
IAS 17 (Revised 2003)	Leases
IAS 21 (Revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (Revised 2003)	Related Party Disclosures
IAS 27 (Revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (Revised 2003)	Investments in Associates
IAS 31 (Revised 2003)	Interests in Joint Ventures
IAS 32 (Revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (Revised 2003)	Earnings Per Share
IAS 39(Revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (Revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (Revised 2003), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's functional currency.

The Group's reportable segments are set out in note 1.

b Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively. All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

c Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

d Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation, thus it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortized over a maximum period of 20 years.

Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves.

Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

e Tangible assets and depreciation

Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed at intervals not exceeding three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years, the Directors review the carrying value of properties and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets.

Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write down the cost of each asset over its estimated useful life to its residual value. The residual value and their useful lives of tangible assets are reviewed at each balance sheet date. The principal rates in use are as follows :

Freehold land	-
Freehold and long leasehold buildings	21 years to 150 years
Properties on leases with less than 20 years	over unexpired period of the lease
Surface finishes and services	4 years to 30 years
Leasehold improvements	10%
Plant and machinery	6.7%-10%
Furniture and equipment	10-33$^{1}/_{3}$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair. In previous years the Group has not depreciated freehold and long leasehold properties on the basis that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant.

The Group has adopted early IAS 16 (Revised 2003) Property, Plant and Equipment. This revised standard now requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively.

e Tangible assets and depreciation (Continued)

The costs for surface finishes and services ('SFS'), which were previously included within the cost of buildings, have been identified as a separate component of tangible fixed assets as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made to reflect the new policy.

The effect of this change is tabulated below:

	2003	2002
Current year	**US$m**	US$m
Increase in cost of sales	**3.8**	2.4
Decrease in share of associates and joint ventures	**1.3**	0.8
	5.1	3.2
Increase in deferred tax assets	**(0.3)**	(0.3)
Increase in minority interests	**(0.1)**	(0.1)
Decrease in profit	**4.7**	2.8
Accumulated effect on 1st January		
Decrease in tangible assets	**35.8**	33.4
Decrease in associates and joint ventures	**6.9**	6.1
Increase in deferred tax assets	**(3.6)**	(3.3)
Increase in minority interests	**(1.3)**	(1.2)
Decrease in shareholders' funds	**37.8**	35.0

The Directors have also reviewed the useful economic lives and residual values of the building core of each property, and the change is accounted for prospectively from 1st January 2003. The effect on the current year is to increase depreciation expense by US$5.1 million and to decrease the profit attributable to shareholders by US$4.4 million.

Given the requirement of IAS 16 (Revised 2003) to review the useful economic lives and residual values of property, plant and equipment annually, the Directors consider it impracticable to estimate the effect of the changes in the useful economic lives and residual values of building core and SFS in future periods.

The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred.

f Accounting for leases

Leases in respect of leasehold buildings, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased building or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance charge is charged to the profit and loss account over the lease period. Buildings, plant and equipment acquired through finance leasing contracts are depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortized over the period of the lease.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

g Investments

(i) Other investments are categorized as available-for-sale, are included in non-current assets and are shown at fair value. Unrealized gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(ii) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

h **Development costs**

Costs directly attributable to development projects, including borrowing costs, are capitalized to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalized and fully provided against until a legal contract is entered into, when the provision is then reversed.

i **Stocks**

Stocks, which comprise beverages and consumables, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

j **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included within borrowings in current liabilities.

k **Provisions**

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

l **Borrowings and borrowing costs**

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and is recognized and presented in revenue and other reserves.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

m **Government grants**

Grants from governments are recognized at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the development of hotel property are deducted in arriving at the carrying amount of the hotel property.

n Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

o Employee benefits

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by the Company under the employee share option schemes.

p Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

q Revenue

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognized when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents elimination of management fees charged to the subsidiary hotels.

r Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives either as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecast transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognized in the consolidated profit and loss account when the committed or forecast transaction occurs. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

s Earnings per share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the shares held by the Trustee under the Senior Executive Share Incentive Schemes. Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

t Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

1 REVENUE

	2003 US$m	2002 US$m
Analysis by geographical area		
- Hong Kong and Macau	**101.5**	122.4
- Southeast Asia	**26.3**	26.8
- Europe	**59.3**	52.4
- The Americas	**31.0**	32.1
	218.1	233.7
Analysis by activity		
- Hotel ownership	**205.6**	222.0
- Hotel management	**23.5**	23.9
- Less: Intra-Group revenue	**(11.0)**	(12.2)
	218.1	233.7

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and The Americas.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 OPERATING PROFIT

	2003 US$m	2002 US$m
Analysis by geographical area		
- Hong Kong and Macau	**21.0**	22.3
- Southeast Asia	**(0.2)**	2.6
- Europe	**9.4**	9.2
- The Americas	**(0.8)**	3.6
	29.4	37.7
Analysis by activity		
- Hotel ownership	**30.0**	36.9
- Hotel management	**(0.6)**	0.8
	29.4	37.7

2 OPERATING PROFIT *continued*

	2003 US$m	2002 US$m
The following items have been (credited)/charged in arriving at operating profit:		
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**(16.0)**	-
Rental income	**(8.0)**	(8.2)
Loss on disposal of fixed assets	**0.2**	0.1
Amortization of goodwill (refer note 7)	**1.3**	1.3
Depreciation of tangible assets (refer note 8)		
- Owned assets	**20.8**	17.7
- Leased assets	**0.8**	-
Amortization of leasehold land payments (refer note 9)	**0.4**	0.4
Directors' remuneration (refer note 28)	**3.2**	2.3
Operating lease payments	**2.3**	2.3
Development costs	**0.5**	1.2
Release of provision for development costs in respect of Mandarin Oriental Washington D.C.	**-**	(4.9)
Repairs and maintenance	**10.9**	9.2
Staff costs		
- Salaries and benefits in kind	**83.5**	83.4
- Defined benefit pension costs (refer note 12)	**3.5**	2.0
- Defined contribution pension costs	**0.6**	0.7
	87.6	86.1

Average number of persons employed by the Company and its subsidiaries during the year:

	2003 Number	2002 Number
Full time	**3,138**	3,049
Part time	**72**	178
	3,210	3,227

3. NET FINANCING CHARGES

	2003 US$m	2002 US$m
Company and subsidiaries		
Interest income	**0.6**	1.1
Interest expense		
- Bank loans	**(15.7)**	(17.1)
- Convertible bonds (refer note 16a)	**(6.5)**	(6.4)
- Finance leases	**(1.6)**	(1.6)
Fair value losses on non-qualifying hedges	**-**	(0.3)
Commitment and other fees	**(0.6)**	(0.6)
	(23.8)	(24.9)

4. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2003	Operating profit/(loss) US$m	Net finance charges US$m	Tax US$m	Net profit/(loss) US$m
Analysis by geographical area				
- Hong Kong and Macau	2.2	(0.1)	0.1	**2.2**
- Southeast Asia	6.8	(2.1)	(1.3)	**3.4**
- Europe	1.1	(0.3)	(0.3)	**0.5**
- The Americas	(5.5)	(1.4)	-	**(6.9)**
	4.6	**(3.9)**	**(1.5)**	**(0.8)**
Analysis by activity				
- Hotel ownership	3.6	(3.9)	(1.2)	**(1.5)**
- Other	1.0	-	(0.3)	**0.7**
	4.6	**(3.9)**	**(1.5)**	**(0.8)**
2002				
Analysis by geographical area				
- Hong Kong and Macau	2.3	(0.1)	0.1	2.3
- Southeast Asia	8.3	(2.3)	(1.5)	4.5
- Europe	2.2	(0.3)	(0.1)	1.8
- The Americas	0.7	(1.3)	-	(0.6)
	13.5	(4.0)	(1.5)	8.0
Analysis by activity				
- Hotel ownership	12.6	(4.0)	(1.2)	7.4
- Other	0.9	-	(0.3)	0.6
	13.5	(4.0)	(1.5)	8.0

Share of operating profit/(loss) of associates and joint ventures is stated after charging depreciation and amortization of US$10.7 million (2002: US$7.6 million).

5 TAX

	2003 US$m	2002 US$m
Company and subsidiaries		
- Current tax	**4.4**	5.7
- Deferred tax	**(1.6)**	(0.4)
	2.8	5.3
Analysis by geographical area		
- Hong Kong and Macau	**2.9**	4.2
- Southeast Asia	**0.8**	1.3
- Europe	**(1.1)**	(0.3)
- The Americas	**0.2**	0.1
	2.8	5.3
Analysis by activity		
- Hotel ownership	**2.3**	2.6
- Hotel management	**0.5**	2.7
	2.8	5.3
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**(4.2)**	2.6
Expenses not deductible for tax purposes	**0.1**	(1.9)
Tax losses not recognized	**5.0**	3.5
Temporary differences not recognized	**3.8**	-
Utilization of previously unrecognized tax losses	**(1.6)**	(0.1)
Recognition of previously unrecognized deferred tax assets	**(1.0)**	(0.8)
Withholding tax	**1.2**	1.4
(Over)/Under provision for prior years	**(1.0)**	0.6
Change in tax rates	**0.5**	-
	2.8	5.3

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6 EARNINGS PER SHARE

Basic earnings per share are calculated on the profit attributable to shareholders of US$3.1 million (2002: US$15.7 million) and on the weighted average number of 851.5 million shares (2002: 851.5 million shares) in issue during the year. The weighted average number excludes shares held by the Trustee of the Senior Executive Share Incentive Schemes (refer note 21).

Diluted earnings per share are calculated on the weighted average number of shares of 851.5 million (2002: 851.5 million) shares in issue during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**-**	-
Weighted average number of shares for diluted earnings per share	**851.5**	851.5

7 GOODWILL

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2003			
Net book value at 1st January	22.0	-	22.0
Acquisition of subsidiary (refer note 25c)	-	(2.7)	(2.7)
Amortization (refer note 2)	(1.3)	-	(1.3)
Net book value at 31st December	**20.7**	**(2.7)**	**18.0**
At 31st December			
Cost	25.2	(2.7)	22.5
Accumulated amortization	(4.5)	-	(4.5)
Net book value	**20.7**	**(2.7)**	**18.0**
2002			
Net book value at 1st January	23.3	-	23.3
Amortization (refer note 2)	(1.3)	-	(1.3)
Net book value at 31st December	22.0	-	22.0
At 31st December			
Cost	25.2	-	25.2
Accumulated amortization	(3.2)	-	(3.2)
Net book value	22.0	-	22.0

Amortization of goodwill has been included in administration expenses.

8 TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2003					
Net book value at 1st January					
- as previously reported	257.7	235.6	19.8	35.0	548.1
- change in accounting policy	(1.1)	(34.7)	-	-	(35.8)
- as restated	256.6	200.9	19.8	35.0	512.3
Translation differences	27.8	1.9	0.9	1.3	31.9
Acquisition of subsidiary (refer note 25c)	-	78.9	4.1	2.7	85.7
Additions	59.7	2.2	0.9	16.2	79.0
Disposals	-	-	-	(0.2)	(0.2)
Depreciation charge (refer note 2)	(1.4)	(7.4)	(3.0)	(9.8)	(21.6)
Net book value at 31st December	**342.7**	**276.5**	**22.7**	**45.2**	**687.1**
Cost or valuation	**345.2**	**390.1**	**65.8**	**151.0**	**952.1**
Accumulated depreciation	**(2.5)**	**(113.6)**	**(43.1)**	**(105.8)**	**(265.0)**
	342.7	**276.5**	**22.7**	**45.2**	**687.1**
2002					
Net book value at 1st January					
- as previously reported	202.1	234.0	19.7	35.9	491.7
- change in accounting policy	(0.8)	(32.6)	-	-	(33.4)
- as restated	201.3	201.4	19.7	35.9	458.3
Translation differences	23.4	2.3	0.9	1.3	27.9
Additions	32.2	4.2	2.1	7.4	45.9
Disposals	-	(1.9)	-	(0.2)	(2.1)
Depreciation charge (refer note 2)	(0.3)	(5.1)	(2.9)	(9.4)	(17.7)
Net book value at 31st December	256.6	200.9	19.8	35.0	512.3
Cost or valuation	257.7	306.2	44.9	119.1	727.9
Accumulated depreciation	(1.1)	(105.3)	(25.1)	(84.1)	(215.6)
	256.6	200.9	19.8	35.0	512.3

Freehold land & buildings include a property under development of US$102.8 million (2002: US$32.2 million), which is stated net of tax incremental financing of US$33.0 million (2002: US$29.4 million) (refer note 17). Interest capitalized on property under development during the year was US$1.9 million (2002: US$0.1 million).

8 TANGIBLE ASSETS *continued*

	2003 US$m	2002 US$m
Leasehold land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	69.2
Accumulated depreciation	**(0.8)**	-
Net book value	**68.4**	69.2
Analysis of additions by geographical area		
- Hong Kong and Macau	**3.0**	9.5
- Southeast Asia	**1.5**	1.3
- Europe	**2.7**	1.5
- The Americas	**71.8**	33.6
	79.0	45.9
Analysis of additions by activity		
- Hotel ownership	**78.2**	45.2
- Hotel management	**0.8**	0.7
	79.0	45.9
Analysis of depreciation by geographical area		
- Hong Kong and Macau	**10.2**	10.2
- Southeast Asia	**3.1**	2.0
- Europe	**6.2**	4.4
- The Americas	**2.1**	1.1
	21.6	17.7
Analysis of depreciation by activity		
- Hotel ownership	**20.5**	16.7
- Hotel management	**1.1**	1.0
	21.6	17.7

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all properties at 31st December 2002 and 2003 in consultation with the Group's independent valuers. As a result, the Directors are of the opinion that there has been no material change to those values (2002: Nil).

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$591.2 million (2002: US$435.0 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 16.

9 LEASEHOLD LAND PAYMENTS

	2003	2002
	US$m	US$m
At 1st January	**187.6**	187.7
Acquisition of subsidiary (refer note 25c)	**6.2**	-
Additions	**-**	0.3
Amortization (refer note 2)	**(0.4)**	(0.4)
At 31st December	**193.4**	187.6

The above represent the upfront payments to acquire long-term interests in property owned by the principal subsidiaries listed on page 37.

10 ASSOCIATES AND JOINT VENTURES

	2003	2002
Listed investment in The Oriental Hotel (Thailand) PCL	**54.2**	49.9
Unlisted investments in other associates	**98.6**	124.5
Group share of attributable net assets of associates	**152.8**	174.4
Joint ventures	**57.4**	66.8
	210.2	241.2
Amounts due from joint venture	**30.0**	30.0
	240.2	271.2
Market value of listed investment in The Oriental Hotel (Thailand) PCL	**54.7**	48.9

Mandarin Oriental Hotel du Rhone, Geneva became a subsidiary during 2003. Accordingly, the Group's share of attributable net assets at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all operating properties owned by associates and joint ventures at 31st December 2002 and 2003 in consultation with the Group's independent valuers. The Directors are of the opinion that there has been no material change to those values (2002: Nil).

Interest capitalized on property under development during the year was US$3.1 million (2002: US$1.1 million).

The amount due from joint venture is a mezzanine loan of US$30.0 million (2002: US$30.0 million) to Mandarin Oriental, New York. Following opening of the hotel, the loan bears interest at 13.5% per annum.

With respect to the Group's 40% interest in the partnership that owns and operates Kahala Mandarin Oriental, Hawaii, the Group has the option of requiring the other partners to purchase the Group's interest in 2005 (the 'Put Option'). The Group can exercise the Put Option using the higher of an 'Eight Percent Method' or 'Market Value Method' as defined in the underlying Partnership Agreement. The Put Option is exercisable at any time from 1st January 2005 to 1st March 2005. The Eight Percent Method is the Group's contributions plus an 8% return on capital of US$40 million and the Market Value Method uses the fair market value of the Group's interests as agreed between the parties or failing agreement as determined by arbitrators.

10 ASSOCIATES AND JOINT VENTURES (Continued)

	2003 US$m	2002 US$m
The Group's share of assets and liabilities and results of associates and joint ventures is summarized below:		
Non-current assets	**401.4**	378.7
Current assets	**29.8**	18.0
Current liabilities	**(34.0)**	(19.6)
Non-current liabilities	**(187.0)**	(135.9)
	210.2	241.2
Revenue	**96.4**	93.9
Profit before tax	**0.7**	9.5
(Loss)/Profit after tax	**(0.8)**	8.0
Net (loss)/ profit	**(0.8)**	8.0
Capital commitments	**1.0**	54.4
Contingent liabilities	**-**	-

11 OTHER INVESTMENTS

	2003 US$m	2002 US$m
12.6% interest in Turnberry Isle Resort & Club	**-**	11.3
Bonds - 4.17% due 24th September 2008	**13.2**	10.9
Others	**5.0**	4.1
	18.2	26.3
Movements for the year		
At 1st January	**26.3**	23.5
Translation differences	**2.3**	1.8
Additions	**0.8**	0.5
Disposals	**(11.3)**	-
Changes in fair value	**0.1**	0.5
At 31st December	**18.2**	26.3

12 PENSION PLANS

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2003	2002
	US$m	US$m
Fair value of plan assets	**52.8**	42.6
Present value of funded obligations	**(34.9)**	(38.3)
Unrecognized actuarial (gains)/losses	**(5.4)**	9.2
Unrecognized past service cost	**(0.4)**	(0.3)
Net pension assets	**12.1**	13.2
Analysis of net pension assets		
Pension assets	**13.3**	14.0
Pension liabilities	**(1.2)**	(0.8)
	12.1	13.2
Movements for the year		
At 1st January	**13.2**	13.0
Translation difference	**(0.1)**	-
Expense recognized in the consolidated profit and loss account (refer to note 2)	**(3.5)**	(2.0)
Contributions paid	**2.5**	2.2
At 31st December	**12.1**	13.2

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003	2002
	Weighted average	Weighted average
	%	%
Discount rate applied to pension obligations	**5.9**	6.3
Expected return on plan assets	**6.1**	7.1
Future salary increases	**5.2**	6.2

The expense recognized in the consolidated profit and loss account is as follows:

	2003	2002
	US$m	US$m
Current service cost	**3.7**	3.1
Interest cost	**2.2**	2.4
Expected return on plan assets	**(3.0)**	(3.5)
Net actuarial losses recognized	**0.6**	-
	3.5	2.0

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

Actual gains/(losses) on plan assets	7.1	(4.3)

13 DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2003						
At 1st January						
-as previously reported	3.3	6.0	1.0	1.4	(3.7)	8.0
- change in accounting policy	(3.6)	-	-	-	-	(3.6)
- as restated	(0.3)	6.0	1.0	1.4	(3.7)	4.4
Translation differences	(0.1)	0.3	-	-	-	0.2
Charged/(credited) to consolidated profit and loss account	(1.3)	-	-	0.7	(1.0)	(1.6)
At 31st December	**(1.7)**	**6.3**	**1.0**	**2.1**	**(4.7)**	**3.0**
2002						
At 1st January						
-as previously reported	2.6	5.3	1.0	1.3	(2.9)	7.3
- change in accounting policy	(3.3)	-	-	-	-	(3.3)
- as restated	(0.7)	5.3	1.0	1.3	(2.9)	4.0
Translation differences	-	0.7	-	-	-	0.7
Charged/(credited) to consolidated profit and loss account	0.3	-	-	0.1	(0.8)	(0.4)
At 31st December	(0.4)	6.0	1.0	1.4	(3.7)	4.3

	2003 US$m	2002 US$m
Deferred tax assets	**(6.4)**	(4.1)
Deferred tax liabilities	**9.4**	8.4
	3.0	4.3

Deferred tax assets of US$25.5 million (2002: US$23.7 million) have not been recognized in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilized.

Expiry dates for deferred tax assets not recognized in relation to tax losses:		
Within one year	**0.6**	0.2
Between two and five years	**1.8**	2.2
Over five years	**9.0**	8.4
With no expiry dates	**14.1**	12.9
	25.5	23.7

Deferred tax assets of US$5.3 million (2002: Nil) have not been recognized in relation to temporary differences in subsidiaries as it is uncertain when these temporary differences will be utilized.

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies. Such unremitted earnings totalled US$4.7 million as at 31st December 2003 (2002: US$7.6 million).

14 DEBTORS AND PREPAYMENTS

	2003 US$m	2002 US$m
Trade debtors	**15.0**	13.3
Provision for doubtful debts	**(0.8)**	(0.9)
Trade debtors - net	**14.2**	12.4
Other debtors	**15.6**	13.7
Prepayments	**7.4**	6.4
Amounts due from associates and joint ventures	**6.6**	3.4
Rental and other deposits	**1.1**	0.9
	44.9	36.8

15 CREDITORS AND ACCRUALS

	2003 US$m	2002 US$m
Trade creditors	**18.3**	14.6
Accruals	**39.4**	33.9
Deposits accepted	**4.4**	3.8
Other creditors	**1.1**	0.7
	63.2	53.0

16 BORROWINGS

	2003 Carrying amount US$m	2003 Fair value US$m	2002 Carrying amount US$m	2002 Fair value US$m
Current				
- Bank overdrafts	**0.1**	**0.1**	0.1	0.1
Current portion of long-term borrowings				
- Bank loans	**7.0**	**8.0**	7.9	8.8
- Other borrowings	**0.2**	**0.2**	-	-
	7.3	**8.3**	8.0	8.9
Long-term borrowings				
- Bank loans	**493.0**	**494.0**	400.7	401.6
- Convertible bonds (refer note 16a)	**74.1**	**79.4**	72.7	82.1
- Finance lease (refer note 16b)	**8.0**	**8.0**	7.9	7.9
- Other borrowings	**8.1**	**8.1**	-	-
- Tax increment financing (refer note 17)	**1.7**	**1.7**	1.7	1.7
	584.9	**591.2**	483.0	493.3
	592.2	**599.5**	491.0	502.2

	2003 US$m	2002 US$m
Secured	**467.8**	371.0
Unsecured	**124.4**	120.0
	592.2	491.0

Due dates of repayment

	2003 US$m	2002 US$m
Within one year	**7.3**	8.0
Between one and two years	**83.3**	9.5
Between two and three years	**101.6**	85.7
Between three and four years	**23.0**	190.2
Between four and five years	**190.8**	0.8
Beyond five years	**186.2**	196.8
	592.2	491.0

16 BORROWINGS *continued*

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Euro	5.8	4.7	16.3	-	**16.3**
Hong Kong Dollar	2.3	4.8	96.6	145.2	**241.8**
Swiss Franc	3.2	8.0	15.4	25.2	**40.6**
United Kingdom Sterling	5.2	2.3	30.7	86.8	**117.5**
United States Dollar	6.4	13.5	75.8	100.2	**176.0**
			234.8	**357.4**	**592.2**
2002					
Euro	5.8	5.7	14.2	-	14.2
Hong Kong Dollar	3.8	0.7	64.1	172.6	236.7
Swiss Franc	4.2	5.8	11.9	-	11.9
United Kingdom Sterling	5.6	3.3	27.6	83.0	110.6
United States Dollar	7.2	14.6	74.5	43.1	117.6
			192.3	298.7	491.0

Borrowings of US$467.8 million (2002 : US$371.0 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2003 was US$780.8 million (2002: US$565.1 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 26).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves. In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

16 BORROWINGS continued

a) Convertible bonds *continued*

The convertible bonds are recognized in the consolidated balance sheet as follows:

	2003 US$m	2002 US$m
At 1st January	72.7	71.4
Interest expense (refer note 3)	6.5	6.4
Interest paid	(5.1)	(5.1)
Liability component at 31st December	74.1	72.7

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

b) Finance lease

Minimum lease payments		
Within one year	1.4	1.4
Between two and five years	6.6	6.1
Beyond five years	316.0	319.4
	324.0	326.9
Less: Future finance charges on finance lease	(316.0)	(319.0)
Present value of finance lease liabilities	8.0	7.9
The present value of finance lease liabilities may be analysed as follows:		
Within one year	0.1	-
Between two and five years	0.3	0.3
Beyond five years	7.6	7.6
	8.0	7.9

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

17 TAX INCREMENT FINANCING

At 1st January	31.1	-
Drawn in the year	3.6	31.1
At 31st December	34.7	31.1
Netted off against the net book value in respect of a property under development (refer note 8)	33.0	29.4
Loan (refer note 16)	1.7	1.7
	34.7	31.1

In relation to the Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia ('District'), by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of the net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400 room luxury hotel.

The District agreed to contribute to the subsidiary US$33.0 million through the issuance of TIF bonds in addition to US$1.7 million issued in the form of a loan, bearing simple interest at an annual rate of 6.0%. The US$1.7 million loan plus all accrued interest will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$33.0 million (2002: US$29.4 million) has been treated as a government grant and netted off against the net book value in respect of the property under development (refer note 8). The loan of US$1.7 million (2002: US$1.7 million) is included in long-term borrowings (refer note 16).

18 SEGMENT INFORMATION

Analysis by geographical area

	Segment assets US$m	Associates and joint ventures US$m	Segment liabilities US$m
2003			
Hong Kong and Macau	**338.7**	**12.3**	**(24.5)**
Southeast Asia	**35.1**	**105.4**	**(5.8)**
Europe	**370.5**	**-**	**(15.7)**
The Americas	**214.5**	**122.5**	**(22.5)**
Segment assets/(liabilities)	**958.8**	**240.2**	**(68.5)**
Unallocated assets/(liabilities)	**90.7**	**-**	**(608.4)**
	1,049.5	**240.2**	**(676.9)**
2002			
Hong Kong and Macau	345.0	17.4	(25.0)
Southeast Asia	36.2	99.5	(4.6)
Europe	252.1	25.7	(10.3)
The Americas	141.8	128.6	(19.3)
Segment assets/(liabilities)	775.1	271.2	(59.2)
Unallocated assets/(liabilities)	96.3	-	(505.9)
	871.4	271.2	(565.1)

Associates and joint ventures include the Group's share of attributable net assets. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity

Substantially all of the net assets of the Group are employed in hotel ownership.

19 SHARE CAPITAL

	Ordinary shares in millions **2003**	Ordinary shares in millions 2002	**2003 US$m**	2002 US$m
Authorized				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**884.1**	882.1	**44.2**	44.1
Repurchase of shares under share incentive schemes	**(8.5)**	-	**(0.4)**	-
Issued under share incentive schemes	**1.3**	2.0	**0.1**	0.1
At 31st December	**876.9**	884.1	**43.9**	44.2
Outstanding under share incentive schemes	**(25.4)**	(32.6)	**(1.3)**	(1.6)
At 31st December	**851.5**	851.5	**42.6**	42.6

20 SHARE PREMIUM

	2003 US$m	2002 US$m
At 1st January	**110.0**	109.2
Repurchase of shares under share incentive schemes	**(6.8)**	-
Issued under share incentive schemes	**0.5**	0.8
At 31st December	**103.7**	110.0
Outstanding under share incentive schemes	**(15.0)**	(21.3)
At 31st December	**88.7**	88.7

21 SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 19), and the premium attached to them is netted off the share premium account (refer note 20).

Movements for the year

	Ordinary shares in millions			
	2003	2002	2003 US$m	2002 US$m
At 1st January	**32.6**	30.6	**22.9**	22.0
Granted	**1.3**	2.0	**0.6**	0.9
Repurchase of shares	**(8.5)**	-	**(7.2)**	-
At 31st December	**25.4**	32.6	**16.3**	22.9

Outstanding at 31st December

Expiry date	Exercise price US$	Ordinary shares in millions 2003	2002
2003	1.1	-	0.3
2004	1.3-1.4	0.5	0.5
2005	1.2	0.8	0.8
2006	1.4	1.0	1.0
2007	1.2	0.3	0.3
2008	0.5-0.8	6.5	6.6
2009	0.6-0.8	3.9	4.1
2010	0.5-0.7	6.8	7.8
2011	0.6	2.2	2.2
2012	0.4-0.5	2.1	2.1
2013	0.3-0.4	1.3	-
Unallocated		-	6.9
		25.4	32.6

22 REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003					
At 1st January 2003					
- as previously reported	216.5	376.5	(5.6)	(113.0)	474.4
- change in accounting policy	(37.8)	-	-	-	(37.8)
- as restated	178.7	376.5	(5.6)	(113.0)	436.6
Revaluation	-	2.0	-	-	2.0
Net exchange translation differences					
- amounts arising in year	-	-	-	25.1	25.1
Fair value gains on financial assets	0.1	-	-	-	0.1
Cash flow hedges - fair value gains	-	-	1.5	-	1.5
Profit attributable to shareholders	3.1	-	-	-	3.1
At 31st December 2003	**181.9**	**378.5**	**(4.1)**	**(87.9)**	**468.4**
Of which :					
- Company	**50.6**	**4.6**	**-**	**-**	**55.2**
- Associates and joint ventures	**(23.4)**	**85.7**	**(0.8)**	**(75.8)**	**(14.3)**
2002					
At 1st January 2002					
- as previously reported	197.5	376.5	(4.6)	(135.4)	434.0
- change in accounting policy	(35.0)	-	-	-	(35.0)
- as restated	162.5	376.5	(4.6)	(135.4)	399.0
Net exchange translation differences					
- amounts arising in year	-	-	-	22.4	22.4
Fair value gains on financial assets	0.5	-	-	-	0.5
Cash flow hedges - fair value losses	-	-	(1.0)	-	(1.0)
Profit attributable to shareholders	15.7	-	-	-	15.7
At 31st December 2002	178.7	376.5	(5.6)	(113.0)	436.6
Of which :					
- Company	62.4	4.6	-	-	67.0
- Associates and joint ventures	(14.8)	96.1	(0.6)	(76.8)	3.9

Revenue reserves include US$1.2 million of fair value gains in respect of financial assets (2002: gains of US$1.1 million).

Capital reserves include property revaluation reserves of US$120.0 million net of attributable deferred tax of US$22.6 million (2002: US$118.0 million net of attributable deferred tax of US$22.6 million).

23 MINORITY INTERESTS

	2003 US$m	2002 US$m
At 1st January		
- as previously reported	**10.9**	5.7
- change in accounting policy	**(1.3)**	(1.2)
- as restated	**9.6**	4.5
Net exchange translation differences	**0.3**	0.8
Acquisition of subsidiary (refer note 25c)	**4.7**	-
Capital contribution	**0.3**	5.0
Change in holding	**(0.7)**	(0.5)
Attributable losses less dividends	**(1.1)**	(0.2)
At 31st December	**13.1**	9.6

24 DIVIDENDS

No interim dividend has been paid and no final dividend is proposed in respect of 2003. There were no dividends paid in respect of 2002.

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2003 US$m	2002 US$m
a) Non-cash items		
Release of development costs provision	-	(4.9)
Pension expenses	1.0	(0.3)
Other	-	0.2
	1.0	(5.0)

b) Decrease in working capital

	2003 US$m	2002 US$m
Decrease in stocks	0.6	0.6
Increase in debtors and prepayments	(5.8)	(2.1)
Increase in creditors and accruals	6.8	4.3
	1.6	2.8

c) Purchase of a subsidiary

	2003 US$m
Tangible assets (refer note 8)	85.7
Leasehold land premium (refer note 9)	6.2
Borrowings	(27.3)
Other assets less liabilities	0.4
Minority interests (refer note 23)	(4.7)
Fair value of net assets	60.3
Negative goodwill (refer note 7)	(2.7)
Transfer from associates	(31.2)
Total consideration	26.4
Cash and cash equivalents of subsidiary acquired	(3.8)
Net cash outflow	22.6

Total consideration of US$26.4 million in 2003 relates to the acquisition of an additional 46.3% interest in the Geneva hotel which became a subsidiary in December 2003.

d) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, New York, Mandarin Oriental, Miami and Mandarin Oriental, Kuala Lumpur.

e) Analysis of cash and cash equivalents

	2003 US$m	2002 US$m
Cash at bank	66.1	65.9
Bank overdrafts	(0.1)	(0.1)
	66.0	65.8

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.5% (2002: 1.8%).

26 FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps. 66% of Group borrowings (2002: 58%) are either fixed rate or hedged by qualifying interest rate swaps and caps.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair values of derivative financial instruments at 31st December are as follows:

	2003 Negative fair value US$m	2002 Negative fair value US$m
Interest rate swaps and caps - designated as cash flow hedges		
At 1st January	**5.4**	4.6
Translation difference	**0.4**	0.1
Changes in fair value in the year	**(1.7)**	0.7
At 31st December	**4.1**	5.4

The notional principal amounts of the outstanding derivative financial instruments at 31st December 2003 were US$334.0 million (2002: US$292.3 million).

The due dates of outstanding derivative financial instruments at 31st December were as follows:

	2003 US$m	2002 US$m
- Within one year	**-**	64.1
- Between two and five years	**210.8**	172.4
- Over five years	**123.2**	55.8
	334.0	292.3

At 31st December 2003, the fixed interest rates relating to interest rate swaps and caps ranged from 3.6% to 6.0% (2002: 4.2% to 7.3%).

27 CONTINGENT LIABILITIES

	2003 US$m	2002 US$m
Guarantees in respect of facilities made available to associates and joint ventures	**69.0**	79.4

28 COMMITMENTS

	2003 US$m	2002 US$m
Capital commitments:		
Authorized not contracted	**43.8**	108.2
Contracted not provided	**1.6**	1.7
	45.4	109.9
Operating lease commitments:		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Within one year	**2.6**	2.5
Between two and five years	**10.9**	10.7
Over five years	**455.8**	458.0
	469.3	471.2

29 RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the Group is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$0.02 million (2002: US$0.10 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2003, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms.

	2003	2002
Details of directors' remuneration are as follows:		
Short-term employee benefits	**3.0**	2.2
Post-employment benefits	**0.2**	0.1
	3.2	2.3

30 SUMMARIZED BALANCE SHEET OF THE COMPANY

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda Law :

	2003	2002
Subsidiaries at cost	**278.6**	295.8
Net current liabilities	**(1.7)**	(1.9)
Long-term borrowings	**(74.1)**	(72.7)
Net operating assets	**202.8**	221.2
Share capital (refer note 19)	**43.9**	44.2
Share premium (refer note 20)	**103.7**	110.0
Revenue reserves (refer note 22)	**50.6**	62.4
Other reserves (refer note 22)	**4.6**	4.6
Shareholders' funds	**202.8**	221.2

PRINCIPAL SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND MANAGED HOTELS
As at 31st December 2003

Principal country	Company Name	Main activities	Attributable interest % 2003	Attributable interest % 2002	Issued share capital	Hotel profile
SUBSIDIARIES						
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management	100	100	US$12,000	-
Hong Kong	Mandarin Oriental Hotel Group Limited	Management	100	100	HK$60,000,000	-
Hong Kong	Mandarin Oriental, Hong Kong Limited	Owner : Mandarin Oriental, Hong Kong	100	100	HK$33,000,000	541 rooms. Lease expiry 2895
	Excelsior Hotel (BVI) Limited	Owner: The Excelsior, Hong Kong	100	100	US$100	883 rooms. Lease expiry 2842
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner : Mandarin Oriental Hyde Park, London	100	100	GBP 4,493,484 GBP 1,578,791 *(note 1)*	200 rooms. Freehold
Germany	Dinavest International Holdings B.V..	Owner: Mandarin Oriental, Munich	100	100	Euro 3,632,000	73 rooms. Freehold
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York	100	98.7	-	176 rooms. Lease expiry 2131
Philippines	Manila Mandarin Hotel Incorporated	Owner : Mandarin Oriental, Manila	96.2	96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
Switzerland	Société Immobilière de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhone, Geneva	85.3	42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
	Société pour l'Exploitation de Mandarin Oriental Hôtel du Rhône SA		100	50	CHF10,800,000	-
United States	Portals Hotel Site LLC	Development of Mandarin Oriental, Washington DC	80	80	-	400 rooms. To be complete in early 2004
Indonesia	P.T. Jaya Mandarin Agung	Owner : Mandarin Oriental, Jakarta	60.5	60.5	Rup 8,196,250,000	404 rooms. Lease expiry 2023
ASSOCIATES						
Singapore	Marina Bay Hotel Private Limited	Owner : The Oriental, Singapore	50	50	S$141,500,000	527 rooms. Lease expiry 2079
Thailand	The Oriental Hotel (Thailand) PCL	Owner : The Oriental, Bangkok	44.9	44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
United States	Kahala Hotel Associates Limited Partnership	Owner : Kahala Mandarin Oriental, Hawaii	40	40	-	364 rooms. Lease expiry 2043
Malaysia	Asas Klasik Sdn Bhd	Owner : Mandarin Oriental, Kuala Lumpur	25	25	RM 130,000,000	632 rooms. Freehold
Indonesia	P.T. Sekman Wisata	Owner : Hotel Majapahit, Surabaya	25	25	Rup 28,252,000,000	143 rooms. Lease expiry 2008
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami	25	25	-	329 rooms. Freehold
Thailand	Chaophaya Development Corporation Limited	Owner : River City Shopping Complex	49	49	Baht 120,000,000	-
JOINT VENTURES						
Macau	Excelsior Hoteis E Investimentos Limitada	Owner : Mandarin Oriental, Macau	50	50	Ptc 20,000,000	435 rooms. Lease expiry 2032 *(note 2)*
United States	Columbus Centre Hotel LLC	Development of Mandarin Oriental, New York	50	50	-	251 rooms. Freehold
MANAGED HOTELS						
United States		Mandarin Oriental, San Francisco	-	-	-	158 rooms
Bermuda		Elbow Beach, Bermuda	-	-	-	244 rooms

Note
1. Preference shares
2 Including a renewal option of 25 years exercisable in 2007

news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

24th February 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2003 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- SARS severely impacts Asian operations in first half
- Second half recovery boosted by insurance settlement
- Successful opening of Mandarin Oriental, New York

"The recovery seen during the second half of 2003 was encouraging, and in the second half of 2004 the Group will also benefit from the contribution from its new hotels in New York and Washington D.C. While travel patterns remain vulnerable to external events, Mandarin Oriental is well-positioned to benefit from an upturn in the leisure and corporate travel markets."

Simon Keswick, *Chairman*
24th February 2004

Results

	Year ended 31st December 2003 US$m	Restated 2002 US$m	Change %
Combined total revenue of hotels under management	**541.2**	547.5	–1
Profit before interest, tax, depreciation and amortization	**68.4**	78.3	–13
Profit before interest and tax	**28.6**	45.7	–37
Profit attributable to shareholders	**3.1**	15.7	–80
Funds from operations (1)	**12.2**	18.5	–34
	US¢	US¢	%
Earnings per share	**0.36**	1.84	–80
Funds from operations per share (1)	**1.43**	2.17	–34
	US$	US$	%
Net asset value per share	**0.70**	0.67	+4
Net asset value per share with leasehold properties at valuation (2)	**1.14**	1.09	+5

(1) Funds from operations ('FFO') figures for each year have been presented to provide additional information to investors to facilitate comparison with other hotel companies, including those in Hong Kong, with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

(2) The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied properties to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

- more -

Issued by: Mandarin Oriental Hotel Group International Limited

MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2003

OVERVIEW

The challenges posed by the outbreak of SARS in Asia, the hostilities in Iraq and the overall economic uncertainty had a detrimental impact on Mandarin Oriental's results and required the Group to reduce costs at individual hotels and at the corporate level as well as to defer some capital expenditure. Performance improved in the later part of the year as occupancy returned to 2002 levels and the results benefited from insurance cover in respect of business interruption caused by SARS.

The Group's expansion continued with the opening of Mandarin Oriental, New York in December, and other developments, including the Washington D.C. hotel due to open in spring 2004, remain on schedule.

PERFORMANCE

The consolidated profit before interest, tax, depreciation and amortization for 2003 was US$68 million, compared with US$78 million in 2002, which included the release of a US$5 million provision in respect of development costs. The 2003 results included the receipt of a US$16 million settlement of insurance claims and US$8 million of pre-opening costs and initial operating losses related to the Group's new hotels in New York and Washington D.C.

In accordance with revised International Financial Reporting Standards ('IFRS'), the Group has modified its policies relating to depreciation of hotel buildings, which has given rise to an additional depreciation charge in 2003 of US$10 million. Supplementary information has been presented to facilitate comparison with other hotel companies. Funds from operations, being profit attributable to shareholders excluding depreciation on hotel buildings, were US$12 million in 2003, compared with US$19 million in 2002.

The Group continued to benefit from reduced financing charges due to lower interest rates. Profit attributable to shareholders was US$3 million, compared with US$16 million in the previous year, as restated in accordance with the revised accounting policies. Earnings per share were US¢0.36 in 2003, compared with US¢1.84 in 2002, as restated.

In view of the adverse impact of events on the 2003 results and the Group's current investment programme, the Directors are not recommending a dividend be paid.

The Group's financial statements record leasehold hotel properties at depreciated cost as required by IFRS and no longer incorporate supplementary financial information modified to include leasehold properties at valuation. The inclusion of leasehold properties at valuation in the financial statements for 2003 would have increased shareholders' funds by US$375 million to US$975 million.

DEVELOPMENTS

The opening of the Group's new 251-room hotel in New York in late November was an important milestone in the Group's development strategy. The hotel is positioned as one of the finest luxury hotels in the city and has been well-received. Opening of the Group's new 400-room hotel in Washington D.C. will follow in spring 2004, and the new hotels in Hong Kong (opening 2005), Tokyo (opening 2006) and Boston (opening 2006) remain on schedule. Recently, the Group has announced it will manage two luxury resorts under construction in Thailand and Mexico. In addition, during 2003, the Group announced it will manage and provide luxury services to the condominiums adjacent to its new hotels in New York and Boston. These condominiums will be branded as *The Residences at Mandarin Oriental.*

In December, the Group purchased a further 46.3% of Mandarin Oriental Hotel du Rhône, Geneva for US$26 million, increasing its interest to 92.6%.

From 2004, the benefits of the Group's growth strategy will become more tangible as it receives contributions from its new hotels in New York and Washington D.C. Going forward, the Group's hotels in Hong Kong, London, Geneva, New York and Washington D.C. will generate more than two-thirds of the Group's total operating profit, reflecting the more balanced geographic spread of the portfolio.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The recovery seen during the second half of 2003 was encouraging, and in the second half of 2004 the Group will also benefit from the contribution from its new hotels in New York and Washington D.C. While travel patterns remain vulnerable to external events, Mandarin Oriental is well-positioned to benefit from an upturn in the leisure and corporate travel markets."

GROUP CHIEF EXECUTIVE'S REVIEW

OVERVIEW

In 2003, Mandarin Oriental made progress towards achieving its vision to be recognized as one of the top global luxury hotel groups. Our brand, which reflects our oriental heritage and is built on a strong company culture of delighting guests through service excellence, is becoming increasingly well-respected and recognized as we grow our presence in key locations around the world.

Business conditions were challenging in 2003, not least because of the devastating impact that the outbreak of SARS had on travel patterns in Asia in the first half of the year which was only partially compensated for by insurance cover in place at the time. The Group responded by implementing cost containment measures at both the hotel and the corporate level, as well as introducing a number of marketing initiatives once visitors began to return. This resulted in most of the Group's hotels improving or maintaining their competitive positions in the local markets.

In development terms, 2003 was significant for the Group. In December we unveiled our new flagship property in New York to notable international acclaim. Earlier in the year we announced further hotel projects in Hong Kong and Boston, which will add to our projects in Washington D.C. and Tokyo. With 6,400 rooms now under operation and a further 1,100 rooms under development, we are well on the way to achieving our target of operating 10,000 rooms in major business centres and key leisure destinations worldwide. We also recently announced that we will manage two luxurious 'hideaway' resorts; one in Chiang Mai, Thailand and the other on the Riviera Maya in Mexico.

PERFORMANCE IN 2003

Set out below is a review of the performance of the Group in 2003, with reference to the following strategic objectives:

- Consolidate our position as one of the best global luxury hotel groups
- Improve our competitive position in each market

- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cashflow and balance sheet

(1) Consolidate our position as one of the best global luxury hotel groups

Mandarin Oriental is well recognized as a luxury brand offering the quintessential elements of tradition, quality and innovation. We concentrate on differentiating our Group in three ways to ensure that we meet the needs of our guests. Firstly, our hotels are well located and of distinctive design with a strong sense of place. Secondly, we focus on delighting our guests with a unique service approach in keeping with our oriental roots. Thirdly, we continue to introduce highly innovative products and services.

Once again in 2003, our hotels have received a wide array of awards from respected publications and associations in recognition of service excellence. Mandarin Oriental's properties in Hong Kong, Bangkok, London, Kuala Lumpur, San Francisco and Hawaii were all listed in *Institutional Investor*'s 2003 annual reader survey of the Best Hotels in the World, while eight properties were featured in *Condé Nast Traveler's* Gold List for 2003. Mandarin Oriental Hyde Park, London has retained the Michelin Star for its fine dining restaurant, *Foliage,* and in Geneva, Mandarin Oriental Hotel du Rhône's restaurant, *Le Neptune*, also retained its Michelin Star. We are particularly pleased that our newest restaurant to open, *Asiate*, has received numerous press accolades within the first few weeks of opening at Mandarin Oriental, New York.

Notable accolades have also been given to our specialized Mandarin Oriental spas in well-respected lifestyle publications around the world. The Oriental Spa in Bangkok won 'Best City Spa' in *Harpers* and *Queen Abroad* 2003; The Spa at Mandarin Oriental Hyde Park, London was voted 'Best London Spa' in *Condé Nast Traveller UK*'s Travel Awards in October 2003. Kahala Mandarin Oriental, Hawaii appeared in the 'Top Five US Spas' in the summer edition of American Airlines in-flight magazine, *Celebrated Living,* while Mandarin Oriental, Miami received significant coverage in numerous lifestyle magazines throughout the United States, including *Travel and Leisure* and *Spa Finder.* Finally, our latest spa to open in Mandarin Oriental, New York has received prominent write-ups in *USA Today*; *Wallpaper*; *House Beautiful*; *Departures* and *Travel and Leisure.*

(2) Improve our competitive position in each market

Overall, most of our hotels maintained or enhanced their leadership positions against their primary competition in each marketplace. In response to the market challenges, appropriate cost containment measures and contingency plans were implemented, while we ensured the quality of service remained uncompromised. As corporate travel reduced, our marketing focus has been on attracting higher yielding leisure guests which has led to an improved revenue per available room performance, particularly in the United States and Europe.

The highlights of each region are as follows:

Asia

Most Asian markets were severely impacted by the SARS outbreak, the global response to the war in Iraq and economic uncertainties, all of which created challenging conditions.

Mandarin Oriental, Hong Kong was significantly affected by the SARS outbreak and suffered a material decline in occupancy. Recovery was seen in the second half and occupancy levels came back in line with 2002, giving an average of 53% for 2003 compared with 69% in the prior year. The hotel did well to maintain rate integrity, and the second half saw an increase in food and beverage revenues. The experience of The Excelsior was similar as overall occupancy for the year fell from 84% to 67%, but the second-half recovery was impressive with a return of occupancy levels at 84%, while rates were maintained. The hotel benefited from a further increase in visitors from the Chinese mainland, which now account for almost 20% of the hotel's total market mix.

Mandarin Oriental, Macau had a good year as strong growth in the second half enabled it to achieve an overall improvement of revenue per available room of 10%. The hotel improved its competitive positioning and increased its share of business from the growing Mainland China market.

In Manila, the revenue per available room fell by 14% due to the continuing decline in long haul arrivals, but the hotel maintained its competitive position. Mandarin Oriental, Jakarta increased its occupancy and also maintained its competitive position, but

continued to be impacted by local rate sensitivity. The Oriental, Singapore was adversely affected by the SARS outbreak which led to a significant reduction in occupancy in line with the market. However, the hotel launched a new spa in September which is being well received.

In Bangkok, The Oriental also had a tough first half, but occupancy levels began to recover in August and the hotel remained the market leader. Despite the oversupply in the market, Mandarin Oriental, Kuala Lumpur continued to outperform its competitors significantly and improved results with an increase in average rate of 8%.

Europe

The Group's results in Europe were adversely impacted as a consequence of the Iraq conflict in the early months of 2003, but showed a notable improvement as the year progressed.

Mandarin Oriental Hyde Park, London enjoyed a good year as a 13% increase in revenue per available room improved its competitive position. The gain reflected the average rate increasing to US$537 in 2003 from US$467 in the prior year, a 6% rise in local currency terms. In December, Mandarin Oriental purchased a further 46.3% of Mandarin Oriental Hotel du Rhône, Geneva, which increases the Group's holding to 92.6%. Occupancy levels in the hotel declined in 2003, but it did well to improve its competitive position given the significant reduction in travel within the corporate and financial services sectors.

Occupancy at the hotel in Munich increased from 78% to 81% with a slight average rate increase in local currency terms. The hotel remains the market leader amongst its competitive set.

The Americas

Results from the Group's properties in The Americas were mixed. The market remained highly competitive in New York and The Mark experienced a 5% drop in occupancy and the average rate fell by 6%. Occupancy did, however, improve in the second half as the hotel was successful in attracting more leisure guests, increasing this segment by over

40%. Kahala Mandarin Oriental, Hawaii performed well as it increased occupancy by 8% to 68% and average rate by 3%. The recently opened spa suites continue to be met with great acclaim, and a new restaurant concept, the *Cabanas Seaside Grill,* has been well received. The resort in Bermuda was badly impacted by the hurricane which hit the island in the summer. Nevertheless, its renovation plans are proceeding in 2004; including the upgrade of 50% of the garden and beachfront cottages and the introduction of the spa suites concept.

Mandarin Oriental, Miami performed well in 2003 as occupancy increased by 21% to 57% and the average rate rose from US$259 in 2002 to US$284 in 2003. Food and beverage revenues were also higher and the hotel's successful spa has enjoyed a 60% increase in revenues. Mandarin Oriental, San Francisco continued to be impacted by reduced visitor arrivals to the city, but did well to increase occupancy by 7% to 61% in 2003 and to achieve one of the highest average rates in the city.

Mandarin Oriental, New York opened at the end of 2003 to great acclaim and its performance has been encouraging. The initial results will be impacted by opening expenses, but as the hotel stabilizes its contribution to the Group will be significant. The associated development will also contain residential units that will be branded and serviced by Mandarin Oriental, New York.

The Group ceased to manage the Turnberry Isle resort in Florida at the end of 2003, and its 12.6% interest was sold as part of the transaction to acquire the controlling interest in Mandarin Oriental Hotel du Rhône, Geneva.

(3) Increase the number of rooms under operation to 10,000

We are moving steadily towards our goal of at least 10,000 rooms in significant city and resort destinations around the world, despite the subdued global environment leading to limited new supply. With 6,400 rooms under operation and a further 1,100 rooms under development, we are achieving our aim of geographic diversification. The Group is complementing its development strategy with the introduction of 'hideaway' resorts and *The Residences at Mandarin Oriental.*

Mandarin Oriental, Washington D.C.

Due to open in spring 2004, the Washington property has been designed to establish itself as the leader amongst the city's luxury hotels. The hotel will feature 400 guest rooms and suites and enjoy a unique waterfront setting close to the museums and monuments of this important city.

The Landmark Mandarin Oriental, Hong Kong

This intimate luxury hotel is being developed in the heart of Hong Kong's fashion, entertainment and shopping district. Due to open in late 2005, the 114-room property will be a component of The Landmark redevelopment, one of Hong Kong's most successful mixed-use commercial complexes. Contemporary in style, the new property will complement the Group's legendary flagship hotel, Mandarin Oriental, Hong Kong, with its classic, Chinese-influenced elegance.

Mandarin Oriental, Boston

A luxurious 149-room hotel is being developed as part of a premier mixed-use complex in the heart of Boston. Opening in 2006, the development will also house residential units that will be branded and serviced by Mandarin Oriental.

Mandarin Oriental, Tokyo

Also opening in 2006, the hotel will occupy the top ten floors of a new 41-storey building, located in central Tokyo. Close to the financial districts and the shopping district in Ginza, Mandarin Oriental, Tokyo's 182 guestrooms and suites and the sky lobby will offer panoramic views of the Imperial Palace and its gardens.

The Residences at Mandarin Oriental

Mandarin Oriental has launched *The Residences at Mandarin Oriental* offering the owners of luxury condominiums attached to the New York and Boston hotels custom-made services and amenities and the same attentive service received by the hotel guests. The Group will receive a branding fee from each project and ongoing fees for the services provided by the hotels.

Mandarin Oriental Hideaway Resorts

Two projects are under development that will introduce guests of Mandarin Oriental to a luxurious 'hideaway' experience. Designed to appeal to internationally sophisticated travellers, these exclusive retreats will provide an all-encompassing approach to relaxation and rejuvenation. Mandarin Oriental Dhara Dhevi, Chiang Mai, spread over 35 hectares of serene landscapes in Northern Thailand, will feature 142 villas and over-sized suites, and is due to open at the end of 2004. Mandarin Oriental Riviera Maya, Mexico will be an exclusive resort set in the secluded Riviera Maya coastline, south of Cancun, Mexico. Due to open in 2005, this luxurious development will feature 128 villas each with outstanding views.

Of the six new projects currently under development, four are management contracts with limited or no equity investment. The Group continues to review carefully potential new projects in key locations around the world.

(4) Leverage fully our corporate core competencies

Mandarin Oriental's ability to increase the number of management contracts is dependent upon our capabilities as a management company. Our management resources have been designed to support the needs of our hotels and are aligned to the Group's unique style. We have developed significant proficiency in hotel design and state-of-the-art technology for both back-of-house operations and guest entertainment. Global sales, marketing and communications expertise is available, and human resource programmes, focusing on best practice in recruitment, training and recognition of colleagues, ensure that guests are served at a consistently high standard. Our expertise in the development and operation of spa concepts and fine-dining options is also well recognized.

(5) Ensure a strong cashflow and balance sheet

Mandarin Oriental's financial well-being remains fundamental to our success. The challenges posed by the outbreak of SARS in Asia, the hostilities in Iraq and the overall economic uncertainty, had a detrimental impact on our results and required the Group to reduce costs at the hotel and corporate levels as well as to postpone capital expenditure. In 2003, the Group had a negative cashflow, before financing activities, of US$56 million. This includes the investment of US$69 million relating to our new developments in New

York and Washington D.C. as well as the acquisition of a controlling interest in Geneva. Nevertheless, our balance sheet remains sound, and in the second half of 2003 we refinanced a total of US$340 million of debt at competitive pricing, increasing the average tenor of our loans to five years.

Going forward, the Group should benefit from the more diverse geographic spread of the portfolio.

THE FUTURE

The last few months of 2003 were encouraging and point to recovery in some markets, particularly in the United States. Mandarin Oriental's brand presence is growing ever stronger and in 2004, we are poised to see an increase in earnings, principally from the contribution of our new hotels in New York and Washington D.C. As we continue to focus on delighting each and every guest, we are closer to achieving our goal of being recognized as one of the world's best luxury hotel groups.

Edouard Ettedgui
Group Chief Executive
24th February 2004

Mandarin Oriental International Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2003

	2003 **US$m**	Restated 2002 US$m
Revenue *(note 2)*	**218.1**	233.7
Cost of sales	**(147.5)**	(142.9)
Gross profit	**70.6**	90.8
Selling and distribution costs	**(16.2)**	(16.8)
Administration expenses	**(41.0)**	(36.3)
Other operating income *(note 3)*	**16.0**	-
Operating profit *(note 3)*	**29.4**	37.7
Net financing charges	**(23.8)**	(24.9)
Share of results of associates and joint ventures *(note 4)*	**(0.8)**	8.0
Profit before tax	**4.8**	20.8
Tax *(note 5)*	**(2.8)**	(5.3)
Profit after tax	**2.0**	15.5
Profit attributable to shareholders	**3.1**	15.7
Loss attributable to minority interests	**(1.1)**	(0.2)
	2.0	15.5

	US¢	US¢
Earnings per share *(note 6)*		
- basic and diluted	**0.36**	1.84

Mandarin Oriental International Limited
Consolidated Balance Sheet
at 31st December 2003

	2003 **US$m**	Restated 2002 US$m
Net assets		
Goodwill	**18.0**	22.0
Tangible assets *(note 7)*	**687.1**	512.3
Leasehold land payments	**193.4**	187.6
Associates and joint ventures	**240.2**	271.2
Other investments	**18.2**	26.3
Pension assets	**13.3**	14.0
Deferred tax assets	**6.4**	4.1
Non-current assets	**1,176.6**	1,037.5
Stocks	**2.1**	2.4
Debtors and prepayments	**44.9**	36.8
Cash at bank	**66.1**	65.9
Current assets	**113.1**	105.1
Creditors and accruals	**(63.2)**	(53.0)
Borrowings *(note 8)*	**(7.3)**	(8.0)
Current tax liabilities	**(6.8)**	(6.5)
Current liabilities	**(77.3)**	(67.5)
Net current assets	**35.8**	37.6
Long-term borrowings *(note 8)*	**(584.9)**	(483.0)
Deferred tax liabilities	**(9.4)**	(8.4)
Pension liabilities	**(1.2)**	(0.8)
Other non-current liabilities	**(4.1)**	(5.4)
	612.8	577.5
Total equity		
Share capital	**42.6**	42.6
Share premium	**88.7**	88.7
Revenue and other reserves	**468.4**	436.6
Shareholders' funds	**599.7**	567.9
Minority interests	**13.1**	9.6
	612.8	577.5

Mandarin Oriental International Limited
Consolidated Statement of Changes in Equity
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
At 1st January		
- as previously reported	**616.6**	571.0
- effect of adopting IAS 16 (Revised) net of tax	**(39.1)**	(36.2)
- as restated	**577.5**	534.8
Attributable to minority interests	**(9.6)**	(4.5)
	567.9	530.3
Revaluation of properties		
- net revaluation surplus	**2.0**	-
Net exchange translation differences		
- amounts arising in year	**25.3**	23.2
Fair value gains on financial assets	**0.1**	0.5
Cash flow hedges		
- fair value gains/(losses)	**1.5**	(1.0)
Net gains recognized directly in equity	**28.9**	22.7
Profit after tax	**2.0**	15.5
Total recognized profit	**30.9**	38.2
Attributable to minority interests	**0.9**	(0.6)
	31.8	37.6
Dividends *(note 11)*	**-**	-
At 31st December	**599.7**	567.9
Total equity	**612.8**	577.5
Attributable to minority interests	**(13.1)**	(9.6)
Shareholders' funds	**599.7**	567.9

Mandarin Oriental International Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2003

	2003 US$m	Restated 2002 US$m
Operating activities		
Operating profit	**29.4**	37.7
Depreciation	**21.6**	17.7
Amortization of leasehold land payments	**0.4**	0.4
Amortization of goodwill	**1.3**	1.3
Non-cash items	**1.0**	(5.0)
Decrease in working capital	**1.6**	2.8
Provision for guarantee paid	**(4.6)**	-
Interest received	**0.7**	1.0
Interest and other financing charges paid	**(24.2)**	(24.5)
Tax paid	**(4.3)**	(3.1)
	22.9	28.3
Dividends from associates and joint ventures	**5.4**	5.2
Cash flows from operating activities	**28.3**	33.5
Investing activities		
Purchase of tangible assets	**(79.1)**	(62.5)
Tax increment financing *(note 9)*	**3.6**	29.4
Purchase of a subsidiary *(note 10)*	**(22.6)**	-
Investments in and loans to associates and joint ventures	**(3.7)**	(47.8)
Loan to other investments	**(1.4)**	-
Increase in other investments	**(0.8)**	(0.5)
Purchase of minority interests	**(0.3)**	(0.5)
Leasehold land premium payments	**-**	(0.3)
Proceeds on disposal of other investments	**12.7**	-
Repayment of loan to associates and joint ventures	**6.9**	4.0
Proceeds on disposal of tangible assets	**-**	2.1
Cash flows from investing activities	**(84.7)**	(76.1)
Financing activities		
Drawdown of borrowings	**78.5**	32.6
Repayment of borrowings	**(23.2)**	(8.7)
Dividends paid by the Company *(note 11)*	**-**	-
Capital contribution from minority interests	**0.3**	5.0
Cash flows from financing activities	**55.6**	28.9
Effect of exchange rate changes	**1.0**	0.9
Net increase/(decrease) in cash and cash equivalents	**0.2**	(12.8)
Cash and cash equivalents at 1st January	**65.8**	78.6
Cash and cash equivalents at 31st December	**66.0**	65.8

Mandarin Oriental International Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2003 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards and interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1 (Revised 2003)	Presentation of Financial Statements
IAS 2 (Revised 2003)	Inventories
IAS 8 (Revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (Revised 2003)	Events After the Balance Sheet Date
IAS 16 (Revised 2003)	Property, Plant and Equipment
IAS 17 (Revised 2003)	Leases
IAS 21 (Revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (Revised 2003)	Related Party Disclosures
IAS 27 (Revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (Revised 2003)	Investments in Associates
IAS 31 (Revised 2003)	Interests in Joint Ventures
IAS 32 (Revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (Revised 2003)	Earnings Per Share
IAS 39 (Revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40 (Revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (Revised 2003), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION (Continued)

The Group has adopted early IAS 16 (Revised 2003) Property, Plant and Equipment. This revised standard now requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively.

The costs for surface finishes and services, which were previously included within the cost of buildings, have been identified as a separate component of tangible fixed assets as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made to reflect the new policy.

The effect of this change is tabulated below:

	2003	2002
	US$m	US$m
Current year		
Increase in cost of sales	**3.8**	2.4
Decrease in share of associates and joint ventures	**1.3**	0.8
	5.1	3.2
Increase in deferred tax assets	**(0.3)**	(0.3)
Increase in minority interests	**(0.1)**	(0.1)
Decrease in profit	**4.7**	2.8
Accumulated effect on 1st January		
Decrease in tangible assets	**35.8**	33.4
Decrease in associates and joint ventures	**6.9**	6.1
Increase in deferred tax assets	**(3.6)**	(3.3)
Increase in minority interests	**(1.3)**	(1.2)
Decrease in shareholders' funds	**37.8**	35.0

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION (Continued)

The Directors have also reviewed the useful economic lives and residual values of the building core of each property, and the change is accounted for prospectively from 1st January 2003. The effect on the current year is to increase depreciation expense by US$5.1 million and to decrease the net profit by US$4.4 million.

Other than described above, there have been no changes to the accounting policies described in the 2002 annual financial statements.

2. REVENUE

	2003 US$m	2002 US$m
By geographical area:		
Hong Kong & Macau	**101.5**	122.4
Southeast Asia	**26.3**	26.8
Europe	**59.3**	52.4
The Americas	**31.0**	32.1
	218.1	233.7

3. OPERATING PROFIT

	2003 US$m	2002 US$m
By geographical area:		
Hong Kong & Macau	**21.0**	22.3
Southeast Asia	**(0.2)**	2.6
Europe	**9.4**	9.2
The Americas	**(0.8)**	3.6
	29.4	37.7
The following items have been credited in arriving at operating profit:		
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**16.0**	-
Release of provision relating to development cost of Mandarin Oriental, Washington D.C.	**-**	4.9

4. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	2003 US$m	2002 US$m
By geographical area:		
Hong Kong & Macau	**2.2**	2.3
Southeast Asia	**3.4**	4.5
Europe	**0.5**	1.8
The Americas	**(6.9)**	(0.6)
	(0.8)	8.0

Results are shown after tax, and after amortization of goodwill.

5. TAX

	2003 US$m	2002 US$m
Current tax	**4.4**	5.7
Deferred tax	**(1.6)**	(0.4)
	2.8	5.3

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes a United Kingdom tax credit of US$1.0 million (2002: tax credit of US$0.8 million).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$3.1 million (2002: US$15.7 million) and on the weighted average number of 851.5 million (2002: 851.5 million) shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of 851.5 million (2002: 851.5 milllion) shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**-**	-
Weighted average number of shares for diluted earnings per share	**851.5**	851.5

The Directors consider funds from operations ('FFO') to be a supplemental measure of the Group's performance and believe this should be considered along with, but not as an alternative to, profit attributable to shareholders as a measure of the operating performance.

FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

	2003		2002	
	US$m	**Per share US¢**	US$m	Per share US¢
Profit attributable to shareholders	**3.1**	**0.36**	15.7	1.84
Depreciation of buildings, net of deferred tax and minority interests	**9.1**	**1.07**	2.8	0.33
Funds from operations	**12.2**	**1.43**	18.5	2.17

7. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	2003 US$m	2002 US$m
Opening net book value		
-as previously reported	**548.1**	491.7
-effect of adopting IAS 16 (revised)	**(35.8)**	(33.4)
-as restated	**512.3**	458.3
Exchange rate adjustments	**31.9**	27.9
Acquisition of a subsidiary *(refer note 10)*	**85.7**	-
Additions	**79.0**	45.9
Disposals	**(0.2)**	(2.1)
Depreciation	**(21.6)**	(17.7)
Closing net book value	**687.1**	512.3
Capital commitments	**45.4**	109.9

Tangible assets include a property under development of US$102.8 million (2002: US$32.2 million), which is stated net of tax increment financing of US$33.0 million (2002: US$29.4 million) *(refer note 9)*.

8. BORROWINGS

	2003 US$m	2002 US$m
Bank loans	**500.1**	408.7
6.75% convertible bonds	**74.1**	72.7
Other borrowings	**8.3**	-
Finance lease	**8.0**	7.9
Tax increment financing *(refer note 9)*	**1.7**	1.7
	592.2	491.0
Current	**7.3**	8.0
Long-term	**584.9**	483.0
	592.2	491.0

9. TAX INCREMENT FINANCING

	2003 **US$m**	2002 US$m
Netted off against the net book value in respect of a property under development *(refer note 7)*	**33.0**	29.4
Loan *(refer note 8)*	**1.7**	1.7
	34.7	31.1

In relation to the Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia ('District'), by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400-room luxury hotel.

The District agreed to contribute to the subsidiary US$33.0 million through the issuance of TIF Bonds in addition to US$1.7 million issued in the form of a loan, bearing simple interest at an annual rate of 6.0%. The US$1.7 million loan plus all accrued interest will be due on the earlier of 10th April 2017 or the date of the consummation of the first sale of the hotel.

The receipt of the TIF Bonds of US$33.0 million (2002: US$29.4 million) has been treated as a government grant and netted off against the net book value in respect of the property under development *(refer note 7)*. The loan of US$1.7 million (2002: US$1.7 million) is included in long-term borrowings *(refer note 8)*.

10. PURCHASE OF A SUBSIDIARY

	2003 US$m
Tangible assets *(refer note 7)*	85.7
Leasehold land premium	6.2
Borrowings	(27.3)
Other assets and liabilities	0.4
Minority interests	(4.7)
Fair value of net assets	60.3
Negative goodwill	(2.7)
Transfer from associates	(31.2)
Total consideration	26.4
Cash and cash equivalents of subsidiary acquired	(3.8)
Net cash outflow	22.6

Total consideration of US$26.4 million relates to the acquisition of an additional 46.3% interest in the Geneva hotel which became a subsidiary hotel in December 2003.

11. DIVIDENDS

No interim dividend has been paid and no final dividend is proposed by the Board in respect of 2003. There were no dividends paid in respect of 2002.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Edouard Ettedgui/John R Witt (852) 2895 9288
Jill Kluge/Chantal Hooper (852) 2895 9222

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2003 can be accessed through the Internet at 'www.mandarinoriental.com'.

NOTES TO EDITORS

Mandarin Oriental Hotel Group is an international hotel investment and management group with a portfolio of 24 deluxe and first class hotels and resorts worldwide including six under development in Washington D.C., Hong Kong, Chiang Mai in Thailand, Riviera Maya in Mexico, Tokyo and Boston. The Group has equity interests in many of its properties and net assets of approximately US$1 billion at 31st December 2003. Mandarin Oriental's properties represent some 7,500 rooms in 12 countries with 12 hotels in Asia, nine in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, listed in London, Singapore and Bermuda. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.